Exhibit 3.1

AMENDMENT NO. 2 TO

FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ENBRIDGE ENERGY PARTNERS, L.P.

This Amendment No. 2 (this “Amendment No. 2”) to the Fourth Amended and Restated Agreement of Limited Partnership (as amended, the “Partnership Agreement”) of Enbridge Energy Partners, L.P. (the “Partnership”) is hereby adopted by Enbridge Energy Company, Inc., a Delaware corporation (the “General Partner”), as general partner of the Partnership.  Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, the General Partner desires to amend the Partnership Agreement to make certain adjustments to certain allocation provisions and the definitions related thereto; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 15.1(d) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not require the approval of any Limited Partner.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1.               Amendment.

(a)           Section 4.6(d) is hereby amended and restated in its entirety as follows:

(i)            Consistent with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Units for cash or Contributed Property or the conversion of the General Partner’s Partnership Interest to Units pursuant to Section 13.3(b), the Capital Accounts of all Partners (other than with respect to the I-Units and other than with respect to the Class C Units prior to the Class C Subordination Period) and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 5.1(c) in the same manner as any item of gain or loss actually recognized during such period would have been allocated.

(ii)           In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest, an increase in the number of Outstanding I-Units (or fractions thereof) pursuant to section 5.11(b)), the Capital Accounts of all Partners (other than with respect to the
I-Units and other than with respect to the Class C Units prior to the Class C Subordination Period unless, in either case, the distribution is pursuant to Section 14.3) and the Carrying Value of each Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 5.1(c) in the same manner as any item of gain or loss actually recognized during such period would have been allocated.

(c)           Section 5.1(d)(iv) is hereby amended to add the following:

Corrective and Other Allocations.

(A)          In the event the Carrying Value of Partnership property is adjusted pursuant to Section 4.6(d), this Section 5.1(d)(iv) is intended to cause the aggregate Capital Accounts of the Partners, including the General Partner’s Partnership Interest, to equal, over time, the relative proportionality of the Capital Account balances of the Partners if the prior adjustment to the Carrying Value of Partnership property had not occurred.  To effectuate the intent of this Section 5.1(d)(iv)(A), the General Partner may allocate that portion of the deductions, cost recovery or amortization attributable to an adjustment to the Carrying Value of a Partnership property pursuant to Section 4.6(d) in the same manner that the Unrealized Gain or Unrealized Loss attributable to such property is allocated pursuant to Section 4.6(d).

(B)           In the event of any negative adjustments to the Capital Accounts of the Partners resulting from an event that causes the Carrying Value of Partnership property to be adjusted pursuant to Section 4.6(d) or from the recognition of a Net Termination Loss, such negative adjustments (1) shall first be allocated in a manner, as determined by the General Partner, that to the extent possible equals the relative proportionality of the Capital Account balances of the Partners if the prior adjustment to the Carrying Value of Partnership property had not occurred, and (2) any excess amount shall be allocated pursuant to Section 5.1(c) hereof.

(C)           In making the allocations required under this Section 5.1(d)(iv), including the allocations that may result from the sale or other taxable disposition of any Partnership property that has been subject to an adjustment to the Carrying Value of such Partnership property, the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 5.1(d)(iv).

Section 2.               General Authority.  The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes to the Partnership

Agreement as they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment No. 2.

Section 3.               Ratification of Partnership Agreement.  Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4.               Governing Law.  This Amendment No. 2 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 2 as of August 6, 2008.

GENERAL PARTNER:

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Terrance L. McGill
Name:	Terrance L. McGill
Title:	President